EXHIBIT 99.1

Volvo Inaugurated its First Wholly Owned Service Center in Russia

GOTEBORG, Sweden, Sept. 29, 2005 (PRIMEZONE) -- Volvo today inaugurated its first wholly owned service facility in Russia. The investment in the new operation totals 100 million Swedish kronor. According to Staffan Jufors, President and CEO of Volvo Trucks, it will be followed by the establishment of additional facilities in the country.

Back in 1973, Volvo was the first western truck manufacturer to deliver vehicles to the Soviet Union. Today, there are about 20,000 Volvo trucks on Russian roads. Volvo has been operating in Russia since 1994 and in recent years, the country has become increasingly important to the group. Since 2003, the company has operated a factory for truck assembly in Zelenograd, just outside Moscow. The factory can build about 40 trucks a month and is operating at full capacity.

Truck sales have increased steadily and up to end August this year, Volvo Trucks has delivered 715 trucks, an increase of 76 percent over the same period last year.

"We have a strong position in Russia and with the establishment of the new service center we will be able to grow even further," Staffan Jufors, President and CEO of Volvo Trucks said at the inauguration. "Service and maintenance are important to our customers and the next stage is to establish a similar operation in Moscow."

Volvo Trucks already has 26 authorised service stations in Russia. The new facility is strategically located just south of St. Petersburg on the motorway to Moscow. The service facility also houses sales offices for Volvo Trucks and for other companies within the Volvo Group. The workshop is fully equipped so it can perform repairs and maintenance on all types of Volvo products -- from trucks to buses, construction equipment and industrial engines.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the U.S.

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CONTACT: Volvo Group
         Marten Wikforss
         +46 31 66 11 27 or +46 705 59 11 49